Exhibit 10

Consent of Paul Anthony John Hosford

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of NovaGold Resources Inc. (“the Company”) being filed with the United States Securities and Exchange Commission and any document in which the annual report or Form 40-F may be incorporated by reference into and filed with the United States Securities and Exchange Commission:

1.

The annual information form dated February 24, 2006 for the fiscal year ended November 30, 2005, which includes reference to my name in connection with information relating to the Galore Creek project.

Dated at Vancouver, British Columbia, this 28th day of February, 2006.

/s/ Paul Hosford
PAUL ANTHONY JOHN HOSFORD